Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
As submitted confidentially with the Securities and Exchange Commission on November 14, 2024.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amer Sports, Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands (State or other jurisdiction of incorporation or organization)	2300 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Cricket Square, Hutchins Drive,
P.O. Box 2681,
Grand Cayman, KY1-1111,
Cayman Islands
+1 345 945 3901
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andrew E. Page
Chief Financial Officer
One Prudential Plaza
130 East Randolph Street #600
Chicago, IL 60601
+1 773 714-6400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Kaplan Li He Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 212 450-4000	Jutta Karlsson General Counsel Siltasaarenkatu 8-10 FI-00530 Helsinki Finland +358 (0)20 712 2500	Marc D. Jaffe Ian D. Schuman Michael Benjamin Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 +1 212 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standard Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
Subject to Completion, Dated             , 2024
PRELIMINARY PROSPECTUS
           Shares
Amer Sports, Inc.
Ordinary Shares

This is a public offering of        ordinary shares of Amer Sports, Inc.
Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “AS.” On        , 2024, the last reported sale price of our ordinary shares on the NYSE was $       .
We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 22 of this prospectus and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F (as defined herein) incorporated by reference herein.
	Per Ordinary Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional           ordinary shares from us at the public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about            , 2024.
BofA Securities
The date of this prospectus is           , 2024.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83

We and the underwriters have not authorized anyone to provide any information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
For investors outside the United States:   Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.
We are a company incorporated under the laws of the Cayman Islands. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”) we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar and all references to “EUR” or “€” are to the euro. Unless otherwise indicated or the context otherwise requires, all references to “EMEA” refer to Europe, the Middle East and Africa, all references to “Greater China” refer to mainland China, Hong Kong, Macau and Taiwan and all references to “Asia Pacific” exclude Greater China.
Financial Statements
Unless otherwise indicated, all financial information contained or incorporated by reference in this prospectus is prepared and presented in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (“U.S. GAAP”) which might be material to the financial information herein. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein. Our fiscal year ends on December 31 of each year.
Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS, which include constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted net income/(loss) attributable to equity holders. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material items relating to income tax expense, finance costs and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted net income/(loss) attributable to equity holders enhances an investor’s understanding of our financial and operating performance because it excludes certain material items relating to discontinued operations and impairment losses on goodwill and intangible assets which are not reflective of our ongoing operations and performance. In addition, management believes constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted net income/(loss) attributable to equity holders are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries.
However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted net income/(loss) attributable to equity holders include: excluding the impact of restructuring expenses, expenses related to transaction activities and expenses related to certain legal proceedings.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that

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preceded them. With respect to financial information set out in this prospectus, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.
Market and Industry Data
Market data and certain industry forecast data used in this prospectus were obtained from internal reports, where appropriate, as well as third-party sources, including independent industry publications, as well as other publicly available information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. See “Cautionary Statement Regarding Forward-Looking Statements.”
Trademarks and Trade Names
We own various trademark registrations and applications, and unregistered trademarks, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, Armada, Louisville Slugger, DeMarini, EvoShield and ATEC, among others, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

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SUMMARY
This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including in particular the section titled “Risk Factors” in this prospectus, “Item 3. Key Information,” “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information” in our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 18, 2024 (our “Annual Report on Form 20‑F”), the other sections of the documents incorporated by reference in this prospectus and the financial statements and the related notes incorporated by reference in this prospectus, before making an investment in our ordinary shares.
Our Purpose
Elevating the world through sport—from courts to slopes, from cities to mountains, and everywhere in between, we aim to inspire people to explore and experience the joy of sports and outdoor activities, and lead better, healthier lives. Our vision is to be the global leader in premium sports and outdoor brands.
Company Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.
Our brands are our stars, constantly elevating the consumer experience and creating thriving communities. We empower our brands to pursue market-shaping leadership and set the standard for quality, performance and brand experience globally. While our brands have established heritage and market leadership today, significant runway remains ahead. We are excited about our future and the opportunity to drive growth in each of our three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. Our segments comprise our “brand clusters,” which reflect both how our consumers engage with our products and how we manage our business.
Technical Apparel	Outdoor Performance	Ball & Racquet Sports

Each segment is led by one of our core brands: Arc’teryx, Salomon and Wilson.
Arc’teryx
Arc’teryx is a technical outdoor apparel brand inspired by the Canadian Coast Mountains and built on the principle of obsessive, precise design and production. Arc’teryx gear pushes the boundaries of

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performance and enables adventurers to excel in their outdoor pursuits in the mountains, in the backcountry and on some of the world’s most technical climbs. The products are known for their minimalist design and sleek and streamlined aesthetic, along with new, innovative features that continually advance outdoor activities.
Product quality, from the materials to the design, allows Arc’teryx to command premium pricing as evidenced by its best-selling “hardshell” jacket in North America, the Alpha SV. Overall, Arc’teryx combines beautiful, innovative products and an authentic brand experience that extends beyond apparel, fostering communities and bringing people together across all regions of the world who share a passion for the outdoors.
Salomon
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftsmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 65% of Salomon’s revenue for 2023 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.
Wilson Sporting Goods
Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open and Roland Garros Grand Slam Tennis Championships, as well as the NCAA, making Wilson products integral to performance in sport. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Brands such as Atomic and Peak Performance enhance our scale, competitive positioning and diversification across sports categories. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.
The Amer Sports Group
We excel at identifying, developing and defining brands that meet our corporate vision. We empower these brands to autonomously connect with consumers and develop products to drive growth. Our platform supports the brands via scaled infrastructure and financial controls to accelerate performance. Our operations are subject to complexity and risk consistent with being a large global organization. We believe that the size and diversification of our platform mitigates risks and provides financial flexibility to invest prudently to meet the continuously evolving needs of consumers, to develop competitive advantages and to drive growth across the brands through a relentless focus on innovation. We also believe that our platform enables efficient integration, scaling and optimization of target opportunities that fit within our portfolio, as well as critical insight to inform divestiture decisions.
We govern our brands through management across the finance, supply chain, sustainability, communication, legal and compliance functions, among other areas. At the same time, we enable our

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brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. All together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.
Deeply Committed to Sustainability
As a global group of sports and outdoor brands, we believe we can foster more sustainable lifestyles, encourage mindful consumption, and promote well-being. While the sports and outdoor industry connects us with nature, we also understand it can consume our planet’s precious resources. Together with our brands, we are focused on managing the complex and challenging supply chains in our industry to build a sustainability culture that positively impacts our environment and the people whose lives we touch. As a participant of the UN Global Compact, Amer Sports Corporation, our wholly owned subsidiary, aims to incorporate the Ten Principles of the Global Compact and to support applicable UN Sustainable Development Goals. In addition, we have committed to set science-based near-term and net-zero emission reduction targets at the group level, which we intend to submit to be validated by the Science Based Targets initiative (SBTi).
At the brand level, we are focused on sustainable business practices. For example, Arc’teryx opened five new ReBird™ Service Centers in the United States, Canada, Greater China and Japan. ReBird™ Service Centers offer consumers complementary repair services for their Arc’teryx gear, connecting consumers to the brand’s ongoing focus on improving circularity, including upcycling, resale, care and repair. Arc’teryx’s sustainability program, ReCare™, provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces and the ReGear™ program accepts used gear and refurbishes it for sale on the ReGear™ platform. Salomon and Peak Performance have reduced the need for materials and transport by using 3D product samples for sales purposes and are looking to expand the use of 3D in consumer experiences and e-commerce. Further, Arc’teryx and Salomon have each set brand-level near-term science-based emission reduction targets for 2030 approved by the SBTi.
Our management oversees the implementation of our sustainability strategy. Cross-functional operational teams drive our efforts on sustainable business practices, led by the Amer Sports platform with participation across key brands and functions. Working groups plan and execute roadmaps on sustainability initiatives in key areas identified, such as climate change, circular economy, responsible procurement and supply chain, human rights, and diversity, equity, and inclusion. We also take our responsibility for the health and well-being of our own employees as well as the employees of our partners along the value chain seriously. Our membership in the Fair Labor Association highlights our commitment to working to uphold human rights in our global supply chain with initiatives to protect workers’ rights globally and drive long-term improvements through training and education, worker engagement, and integration into sourcing practices.
Our Competitive Strengths
We believe that the following competitive strengths have been key drivers of our success to date and strategically position us for continued success. Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. See “Risk Factors” in this prospectus and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F incorporated by reference herein, which you should consider carefully before making an investment decision to purchase our ordinary shares.
Iconic Leading Brands in Attractive Diversified Categories
Our dynamic portfolio of iconic brands is featured at the pinnacle of sports and power “winning moments” for professional athletes and amateurs alike. Our brands are defined by innovative, excellent

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products with superior quality, sustainability and thoughtful design, enabling them to be “market shapers” and leaders in intensely competitive markets for products, services and experiences. For example, Arc’teryx produces specialty climbing and mountain apparel worn from the foot to the peak of the Canadian Rockies, Salomon attracts the best athletes with its footwear and winter sports equipment from the French Alps to trails across the world and Wilson Sporting Goods is a market leader for tennis equipment, baseball gloves, baseball and softball bats, basketballs and footballs. With multiple brands that are market leaders in their respective categories, we have a diversified, resilient portfolio. The consistency and profitability of our hard goods categories are complemented by multiple forward growth levers, including double digit, profitable growth in soft goods across large markets.
As a group, our brands are complementary to one another while also geographically and seasonally diversified. We serve a wide range of global athletic and outdoor activities year-round. The relationship among our brands positions us to outfit the outdoor athlete from head to toe. For example, an outdoor athlete can ski on Atomic in the winter, wear an Arc’teryx jacket when rock climbing in the fall and run with Salomon shoes year-round. Our market leadership in numerous categories, combined with the diversification of our portfolio, allows us to serve consumers around the world at all times of the year and reduces the aggregate level of seasonality across our business. Nevertheless, changes in market trends and consumer preferences could adversely affect our results of operations.
Authentic Brand Connection with Consumers across Performance Levels
We believe our brands are individually and collectively genuine, true to the aligned group and brand values and purposeful in delivering on promises to our communities. The authenticity of our brands connects us to sports and outdoor enthusiasts who associate our brands with quality craftsmanship, leading innovation and a passion for athletics and the outdoors. An Arc’teryx consumer sees a high-end climbing and ski brand while a Wilson consumer sees it as a leader in tennis. Our credibility is supported by strong brand heritage along with professional athletes across sports leagues and activities choosing to use our brands’ products. At the same time, our products fit and appeal to consumers of all skill levels. This genuine brand equity helps us drive attention and traffic to our brands, with everyday consumers seeking to align themselves with the carefully crafted brand images we have curated over time.
Core to the identity of each of our brands is our mission to enhance consumer experiences. In doing so, our brands foster a sense of belonging. We create thriving communities that are passionate about the sports and activities we support and are loyal to our brands. Arc’teryx hosts community events at retail locations and in the outdoors that bring thousands of people together in an authentic way. At ski resorts globally, Salomon, Atomic, Armada and Arc’teryx brand awareness grows naturally as millions of outdoor enthusiasts see some of the most skilled athletes using our brands. We believe the authenticity of our brands attracts consumers, drives brand affinity and builds a growing loyal following.
Performance Products Driven by Consumer-focused Innovation
Our products are rooted in innovation and technical excellence, and set the standard for quality, function and style across their respective categories. Through a consumer-focused, design-led mindset, we emphasize understanding and meeting the evolving needs and demands of athletes and consumers. Our innovation processes are institutionalized through continued investment in research and development at our innovation centers. These include the Wilson Innovation Center in Chicago, Arc’teryx design centers in North Vancouver, Portland and Tokyo and Salomon’s Annecy Design Center in France. Our teams are constantly testing new ideas to improve our current offering and to be the first to commercialize new products, while balancing the potential lack of receptivity of new products, as well as shifting consumer preferences.
Our brands are supported by former competitive athletes who enjoy an active lifestyle and have a desire to lean into hard problems and apply design to create possibility. We have an expansive network of hundreds of professional athletes and ambassadors across our brands who we actively collaborate with. We gather feedback, insights and ideas from them to incorporate into our designs. This direct feedback drives our product innovation engine and results in high-end products that are trusted by our consumers. We leverage advanced technologies to constantly improve our products and reaffirm the pricing power our brands command. For example, Wilson has driven innovation across sports including football, baseball, tennis and golf for over a century. Today, that culture of innovation is present in each of our brands as we are using

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artificial intelligence to design a baseball bat with a larger sweet spot, we have used 3D printing to create an airless basketball, and we use sensors and cameras on skiers to improve ski edge designs. Design features across our brands include Arc’teryx and Salomon developing new, greener membranes with Gore-Tex for their jackets and shoes, improving the waterproofing and breathability, Salomon’s patented Sensifit footwear technology providing precise and comfortable fit in combination with the differentiated Quicklace system and Wilson’s cushion core carcass in its basketballs designed to ensure an easy grip for players. In recent years, design teams at our brands have also invested in the development of products, packaging and services with a sustainability focus, such as Wilson’s Triniti™ tennis balls made of certain materials that enhance product longevity and using recyclable packaging and Salomon’s MTN Summit alpine boot with eco-designed features. Our products’ shape their respective categories with innovative technologies fueled by our deep commitment to rigorous research and development.
Global Market Access with Scale and Global Points of Presence
Collectively, we are a scaled global business with diverse geographic reach and distribution. In 2023, 40% of our revenue was from the Americas, 33% from EMEA, 8% from Asia Pacific excluding Greater China, and 19% from Greater China. All around the globe, our brands are guided by a consumer-first mindset and meet consumers exactly where they shop, in both digital and physical spaces. Each brand boasts a multi-channel distribution strategy that is tailored to the brand’s product assortment. For example, Salomon has strong access to key specialty retailers in remote mountain locations where consumers buy trail running and winter sports equipment, where the customer base differs significantly from sporting good chains. Arc’teryx is oriented towards a DTC model with next generation retail locations that illuminate the brand identity and resonate with consumers, tailored to consumer preferences by region.
As a group, we deploy a vertically integrated, DTC mindset, while leveraging our network of strong wholesale relationships. We are increasingly emphasizing our owned e-commerce and building out our owned retail distribution around the world. Our owned retail stores serve as attractive marketing tools that elevate the consumer experience, and, with the help of in-store activations and events, enhance brand loyalty, build communities and generate a strong return-on-investment. Our owned retail benefits our global e-commerce business, which has grown significantly across all brands, up 78% from 2021 to 2023. The combination of our wholesale and DTC channels, along with our global infrastructure allow our brands to connect with consumers conveniently and seamlessly around the world.
While our business and revenues are geographically diverse, this is the aggregate result of an extensive global footprint built and expanded at the local level and fostered over decades. As of December 31, 2023, we have owned retail stores in 41 countries representing generations of investment in local communities, which allows us the flexibility to tailor our approach to best meet the needs of local markets. We are nimble across markets and able to replicate success of new product launches in one region globally in a short period of time given our investments in our growing worldwide network.
Differentiated Operating Model Supporting Our Brands
Our global platform supports the brands in key functional areas such as financial controls, capital allocation, compliance and sustainability. IT infrastructure, cybersecurity, vendor administration and communication functions are areas in which we seek to ensure the ongoing protection of shared assets. We also serve the brands in areas such as human resources, financial reporting, automation and continuous technological improvement. Across these functional areas, our brands benefit from infrastructure that they would not be able to build cost efficiently as stand-alone entities. The shared resources not only create synergies for the brands across each of our segments, but also empower them to prioritize and optimize brand strategy and performance.
Proven Ability to Win in Greater China
Since 2018, our capabilities in Greater China have expanded as our group headcount in the region has increased. We have realized significant success in the region through a commercialization strategy specific to the Chinese market. Our leaders are empowered to make decisions quickly so that we can compete

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to win in a dynamic and evolving Chinese retail landscape. While the brand experience for consumers is consistent with each brand’s global ethos, we employ localization strategies that resonate with Chinese consumers.
Our strategy in Greater China also leverages a precise retail rollout combined with operational excellence. Store locations are selected using detailed data analysis, and we are keenly focused on optimizing store size and store-level productivity. Each location seeks to bring to life our authentic brand stories. Our operational excellence allows us to refresh retail inventory on a regular cadence, helping to drive consistent traffic and excitement in our stores and facilitating a luxury experience. We have already demonstrated success in Greater China, having grown our revenue from $372.9 million in 2021 to $841.4 million in 2023, representing a 50.2% CAGR, and operating margins in the region exceeds the margins of the business overall. In addition, while our initial success in Greater China was largely related to growth of Arc’teryx, we have also developed a repeatable playbook with Salomon.
We believe we are in the preliminary stages of addressing our growth opportunity in Greater China as our brands continue to be recognized and appreciated by consumers in Greater China, while our proven ability to tailor and execute a regional strategy highlights our global potential.
Highly Experienced Management Team with Deep Bench of Talent
Our strategic vision, operational execution and company culture are driven by our executive leadership team, which has a proven track record in developing sportswear brands on a global scale. At the brand level, we have a deep bench of leaders that have significant experience building DTC retail strategies and unrivaled expertise in accessing fast growing markets. Our brand CEOs operate with a high degree of autonomy and support from group management. Within each brand organization, we have highly talented individuals executing key functionalities, including brand marketing, product development and operations. Across the organization, one third of employees at the top two leadership tiers of the company are individuals hired within the last two years, allowing for fresh perspectives to partner with experienced talent driving strong execution.
Our Growth Strategies
We have established comprehensive growth strategies across each of our brands, founded on the pillars of product innovation, geographic expansion, channel mix optimization and increased brand awareness. We intend to leverage both the intrinsic strengths of our brands and the synergistic benefits of our platform to pursue the following growth strategies:
Leverage Innovation Leadership to Strengthen Core Categories and Scale Newer Categories
The foundation of our brands’ success comes from an ability to innovate and create products that appeal to both elite athletes and everyday consumers. We believe our innovation model, which has been institutionalized across brands in each of our three segments, will allow us to expand our market shares within core categories, as well as tactically scale in newer categories.
Within Technical Apparel, Arc’teryx employs a hands-on, iterative product development process that begins with innovative ideas in the North Vancouver design center. These product innovations come to life via on-site prototyping at the nearby ARC’One facility. Further, the team rigorously tests the product in the Canadian Coast Mountains with world-class mountain athletes. This results in a product that meets our high quality standards and drives continuous innovation. Core innovation enables products like the Alpha SV waterproof breathable “hardshell” jacket to consistently be among Arc’teryx’s top selling products, supporting the brand’s market leadership within outdoor technical apparel and driving continued topline growth. Along with core outdoor category growth, Arc’teryx plans to grow its women’s category, where it has invested in new design leadership, including an expanded assortment, color palette and updated fits, along with rigorous engagement with female athletes to further expand market share with female consumers. For new product development, Arc’teryx recently opened a footwear development office in Portland, Oregon to be able to provide a more comprehensive offering to the outdoor consumer, while also further diversifying product line seasonality. Arc’teryx is also expanding its product portfolio through its popular contemporary urban lifestyle line, Veilance. These new categories are supplemented by sustainability programs, including

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ReCare™, ReCut™ and ReGear™. ReCare™ provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces and the ReGear™ program accepts used gear and refurbishes it for sale on the ReGear™ platform.
Within Outdoor Performance, Salomon is deeply committed to innovation in footwear, reflected by its world-class design center in Annecy, France, along with a professional athlete collaboration program to design next-generation products. Through trail running, Salomon has been influential in shaping the modern outdoor footwear industry, rich in heritage of the French Alps. These innovations fuel the future of the sport, recently being worn by Courtney Dauwalter as she set back-to-back records at the Western States Endurance Race 100-mile run, and three weeks later, in the Hardrock 100 with the same pair of S/LAB Genesis shoes. S/LAB is the brand’s halo collection of specialty running and Nordic ski systems which have won races from the UTMB in Chamonix France to the 2022 Olympic Winter Games in Beijing, China. The brand’s ADDIKT PRO on-piste ski line is made with recycled ABS sidewalls, demonstrating Salomon’s leading innovation.
Historically, innovation has supported the evolution of Salomon’s iconic products like the XT-6, which was launched in 2013 and originally designed for ultra-distance trail runners under harsh conditions. This silhouette now creates the foundation of Salomon’s rapidly growing Sportstyle line, which creates a blend between function and fashion that is loved by athletes and consumers alike and represents a significant opportunity for the brand. Salomon Sportstyle footwear has become so culturally relevant that the MM6 Maison Margiela x Salomon Cross Low shoes have been worn by global superstars, including during the Super Bowl LVII halftime show, which was viewed by more than 115 million people globally. Sportstyle is the fastest growing collection in the Salomon brand with revenue over €219 million in 2023.
Salomon also demonstrates an unwavering commitment to producing high-quality equipment for winter sports. During the 2022 Winter Olympic Games in Beijing, athletes using Salomon products went on to win 28 Olympic medals, showcasing the technical excellence of the brand’s winter sports equipment from skis, ski boots, ski bindings, snowboards, snowboard boots and bindings. Two-time World Cup Overall Alpine ski racer Marco Odermatt has relied exclusively on Salomon ski boots and bindings in his wins. Salomon intends to continue leveraging its premier innovation capabilities to improve existing product lines as well as develop new products to drive growth and increase market share.
In Ball & Racquet Sports, Wilson’s in-house innovation capabilities, anchored by its innovation center located in Chicago, provide a competitive advantage and an engine for continuous growth. The brand’s significant scale, particularly compared to mono-sport competitors, allows Wilson to make significant investments in research and development. The innovation process leverages key insights from technical scientists, engineers and designers who have a deep understanding of sports and the technical needs of athletes who use Wilson products.
Other recent innovation examples include a Louisville Slugger baseball bat that uses simulation software combined with artificial intelligence, first utilized in the golf space and then expanded to baseball, to enhance the contact sweet spot, or the Evo NXT basketball that redistributes the weight of the ball with an advanced internal construction, making the ball easier to shoot from long range. New product introductions accounted for approximately 15% of revenue in 2023 for Wilson. These product innovations drive market share growth in core sports as well as adjacent categories such as the increasingly popular games of padel in Europe and pickleball in the United States.
As a new growth lever, Wilson is expanding its reach in soft goods categories in addition to sports equipment. Wilson is already experiencing success with its Tennis 360 Softgoods strategy, which involves launching tennis footwear and increasing exposure to apparel and represented 5.0% of total Wilson sales during the year ended December 31, 2023. We believe this category will continue to grow as a larger contributor to the Wilson business and help fuel broader brand engagement.
Across segments, our plans to innovate, expand our product offering and successfully implement our growth strategy may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

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Further Penetrate Key Markets and Strategically Broaden Our Geographic Footprint
While our brands across each of our three segments have achieved global recognition, there are specific markets where they enjoy greater prominence: Arc’teryx in North America and Greater China, Salomon in Europe and Wilson in North America. By capitalizing on our existing global presence and leveraging our brands’ strengths, we have a significant opportunity to strategically increase our presence in existing and new geographies by cultivating new customer bases where there is promising market demand and ample room for growth.
Within Technical Apparel, Arc’teryx’s future geographic growth will be grounded in its historical momentum in North America and Greater China, with considerable opportunity in Europe and the rest of Asia Pacific. In North America and Greater China, the brand operates 51 and 64 owned retail stores, including seven and 21 factory outlets, respectively, as of December 31, 2023. During the period from 2019 to December 31, 2023, the brand has opened a net total of 30 new stores in Greater China, as well as a net total of 23 new stores in North America. In Europe and in the rest of Asia Pacific, Arc’teryx operates six and 21 owned retail stores, including two and five factory outlets, respectively, as of December 31, 2023. The brand intends to continue developing its retail real estate portfolio in these markets to drive brand awareness and growth. In Europe, there are retail opportunities in large metro areas such as Paris, as well as iconic, outdoor locations across the Alps, including Chamonix, France, Zermatt, Switzerland and St. Anton, Austria, where important community-building “mountain stores” are targeted to create authentic brand positioning.
Within Outdoor Performance, while Salomon is relatively well known in Europe, we believe brand awareness is significantly lower in Greater China and the United States. These markets represent strong growth opportunities as the technical performance, innovative design and premium nature of the brand’s products, especially within footwear, align well with consumer preferences in these markets. In Greater China, Salomon has successfully opened 37 owned retail stores as of December 31, 2023 and has plans to accelerate its retail rollout in this market. Despite still emerging brand awareness, Salomon enjoys specialty niche market positioning in the United States, including being well known for its winter sports equipment.
Within Ball & Racquet Sports, Wilson has a compelling opportunity to leverage its reputation for technical excellence in various sports activities, stemming from its historical success in the North American market. Wilson plans to expand its market leadership in North America while driving growth in both Greater China and Europe. In these newer markets, Wilson plans to leverage its partnership with the NBA as well as capitalize on increasing participation in sports and outdoor activities such as tennis. In Greater China, we believe that higher levels of participation in sports by children, young adults and women provide an opportunity to leverage the Tennis 360 Softgoods strategy to drive apparel and footwear growth while also developing a strong brand relationship with a large and dynamic consumer base. In Europe, Wilson plans to leverage its product authority in racquet sports to drive market share gains in padel, which is a popular fast-growing sport in the region. Fast growing sports like padel and pickleball are also fragmented and provide Wilson an opportunity to innovate on currently relatively standardized equipment.
Optimize Go-to-Market Strategies to Conveniently Engage Consumers
Each of our brands employs a customized go-to-market strategy that is tailored specifically to the brand’s attributes and designed to effectively reach and captivate consumers. We remain committed to further refining and enhancing our go-to-market strategies with the goal of expanding our market presence, fostering customer loyalty and driving growth. Our DTC strategy will continue to require significant investment and management focus and may present risks and challenges, while our wholesale strategy may be impacted by the strength of our relationships with our wholesale partners.
Within Technical Apparel, for Arc’teryx, the DTC channel is the primary vehicle to engage consumers and drives both online and offline conversions. The DTC channel allows Arc’teryx to seamlessly leverage grassroots community marketing strategies and provides for a more agile inventory management model focused on consistent flow of fresh product. While Arc’teryx has a selective wholesale footprint that will remain an important element in its distribution strategy, we expect owned retail and e-commerce to continue to enable DTC to be the brand’s fastest growing channel.
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Retail Brand Stores:   Elevated brand stores provide a critical space for Arc’teryx to engage directly with consumers, showcase products and build community. Its retail store strategy has

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evolved to include three differentiated store formats with square footage generally ranging from 1,000–10,000 sq. ft. With multiple store formats, the brand has expanded its retail store network, with a focus on global retail hubs like Shanghai and New York. The brand stores are highly productive with an average global sales per square foot of approximately $1,558 for the year ended December 31, 2023. Brand stores generally have been profitable with a target payback period of 24 months, with actual performance generally exceeding targets based on our global brand store openings for the year ended December 31, 2023. The ReBird™ Care and Repair centers, incorporated in several new stores opened since 2022, have been an important element of the brand’s immersive store experience, not only to enhance our efforts in improving the circularity and reusability of our products, but also to drive traffic and consumer engagement.
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E-commerce:   Arc’teryx’s digital platform is a catalyst for the business across all channels by growing brand awareness and serving as a global “storefront” for products and brand identity. We believe the Arc’teryx e-commerce platform will continue to grow as brand awareness accelerates through brand and community marketing investments, which contribute to Arc’teryx’s ability to adapt its business based on consumer data received from this platform.

Within Outdoor Performance, we have optimized Salomon’s go-to-market strategy from a traditional wholesale model to a modern and balanced consumer-centric retail strategy. The strategy is designed to elevate the brand by selectively choosing premium wholesale partners, curating and segmenting the inventory assortment with them, while also reaching more consumers on a direct basis through owned retail and e-commerce and providing engaging consumer experiences. While the channel mix remains primarily wholesale, DTC has grown significantly from 15% of brand revenue in 2020 to 20.3% in 2023 in an effort to drive penetration globally.
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Direct-to-Consumer:   The brand has a strategic retail expansion plan, focusing on the development of multi-sport, experiential store formats in select major global cities, such as Paris and Milan, as well as increasing the number of Sportstyle focused stores in Greater China. For e-commerce, Salomon recently redesigned its website with a vision to inspire, guide and equip new and returning consumers to unleash their potential through mountain sports. We believe the platform provides an immersive and frictionless brand experience which has led to increased traffic and conversion. We expect growth on the e-commerce platform to scale with retail expansion as brand awareness increases and Salomon builds larger brand communities.

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Wholesale:   Salomon targets high-quality wholesale partners, including specialty retailers, globally to attract new consumers. The brand collaborates with partners to drive higher per door productivity.

Within Ball & Racquet Sports, Wilson Sporting Goods’s go-to-market strategy revolves around highly productive wholesale relationships complemented by owned retail stores and an e-commerce platform that create excitement around Wilson’s categories and elevate Wilson’s brand. The wholesale channel is pivotal for Wilson as we believe many consumers prefer to shop in stores where expert recommendations are available and can be critical to driving the point-of-sale for sporting goods. Approximately 50% of Wilson’s wholesale revenue in 2023 came from differentiated specialty retailers. Through strong wholesale relationships and a complementary DTC strategy, Wilson aims to continue increasing consumer engagement in the appropriate channels. Importantly, while Wilson’s owned store footprint is expected to remain relatively small and targeted, these stores serve as important consumer touchpoints to build engagement with the brand in high-quality, immersive retail environments.
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Wholesale:   Wilson’s wholesale channel comprises more than 15,000 wholesale partners globally for the year ended December 31, 2023, balanced between traditional and specialty retailers and smaller pro shops and country clubs. Through internal, specialized sales teams, Wilson closely collaborates with its wholesale partners to deliver a premium and educational consumer experience that drives brand productivity. As Wilson continues to deliver superior products, it intends to continue increasing productivity and shelf space with strategic wholesale partners.

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Direct-to-Consumer:   Wilson leverages DTC channels to complement its wholesale strategy by increasing brand awareness and elevating the brand. Wilson has owned retail stores in strategic locations, such as New York City and Chicago, which provide an immersive consumer experience and illuminate Wilson’s leadership across categories. The brand’s retail strategy is complemented by a global e-commerce platform with innovative digital capabilities, such as a direct-to-team baseball offering that leverages Wilson’s dynamic portfolio of brands and connections with baseball academies, clubs and organizations. Overall, we believe DTC will continue to play a critical role in driving traffic and conversion for Wilson in both the DTC and wholesale channels as brand equity and awareness grow.

Grow Brand Awareness, Expand Our Communities and Increase Customer Loyalty
We believe efforts to drive higher levels of brand awareness and increased customer loyalty across key markets are critical for each of our brands to achieve their commercial potential. As such, each brand has developed robust global marketing programs that build on the authenticity of each brand through strategies ranging from “grass roots” local community activities, to large scale global on-mountain events, to sophisticated original content and social media campaigns that leverage digital marketing.
Within Technical Apparel, Arc’teryx has created a reputation of authenticity and an uncompromising standard of excellence. The result has created a passionate, loyal following for the brand. However, Arc’teryx global brand awareness levels are relatively low when compared to more established premium outerwear brands. The brand plans to tactically increase brand awareness and curate more passionate communities through the following global strategies:
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Arc’teryx Academies:   Each year, Arc’teryx hosts several global events in some of the most iconic alpine destinations around the world such as Chamonix, France; St. Anton, Austria and Whistler, British Columbia. Each Academy focuses on a different mountain sport discipline and is open to the public.

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Store-Driven Events:   Arc’teryx’s events enable the brand to connect to the communities surrounding the brand’s stores. These events range from design discussions, music performances, to speaker series hosted both in-store and online.

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Original Content + Digital and Social Media:   Arc’teryx produces original content films with talented filmmakers that feature sponsored athletes. These films include examples such as Unfinished Business, a documentary about Greg Hill summiting all 20 peaks of the Spearhead Traverse in one day and Keep It Real, a video on the underground UK bouldering scene that provided original content to enable authentic brand storytelling across social media channels. We believe original content combined with digital marketing strategies will increase Arc’teryx brand awareness globally.

Within Outdoor Performance, while the Salomon brand has existed for more than 75 years, we believe there is an opportunity to grow brand awareness globally, particularly in North America and Greater China. To drive brand awareness, Salomon plans to use the following integrated, brand-first marketing strategy to communicate key product stories:
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Television, Digital and Social Media:   Using television, digital and social media, Salomon plans to effectively communicate its brand story to a large audience of consumers and form a deeper connection. For example, in 2022, Salomon unveiled the new “Tomorrow is Yours” campaign aimed at inspiring a wider, younger and more diverse audience to connect with the outdoors. We believe this comprehensive global campaign increased brand awareness and perception globally.

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Brand Ambassadors:   Professional athletes trust Salomon in the most demanding competitive environments, which is the greatest form of product validation. In total, more than 600 professional athletes across trail running, snowboarding and alpine and Nordic skiing actively use Salomon products. These athletes provide individual product and brand storytelling opportunities to drive awareness.

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Loyalty Program:   In 2022, Salomon launched its loyalty program, S/Plus which allows consumers to earn points for each purchase, access exclusive products and receive other members only benefits.

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Original Content:   Salomon.tv originated in 2009 as the original branded content platform in sports, highlighting athletes, sports, products and community.

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Events:   Salomon has developed a leading series of running events in some of the most iconic outdoor destinations around the world called The Golden Trail Series (“GTS”). These events are the only running events in the world designed and developed for a global television audience. In 2023, GTS events were broadcasted on Eurosport across 53 countries. Salomon plans to further increase spending to add events in Japan and Greater China to complement the United States and European races, entrenching Salomon as the leading global brand powering the sport of trail running.

Within Ball & Racquet Sports, Wilson has recently elevated its brand through consistent, cohesive brand messaging across sports categories. Today Wilson is thoughtfully balancing product marketing and brand marketing to engage consumers, and it intends to continue growing its brand awareness in key global markets through the following strategies:
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Professional Partnerships:   For more than 110 years, Wilson has been and continues to be a part of championship-level performance for some of the world’s best athletes and iconic sports leagues. These endorsements and partnerships serve as a competitive advantage, providing a differentiated opportunity to convey a story around “Play What the Pros Play.” Wilson plans to continue leveraging these partnerships with both professional leagues and young aspiring talent across sport activities to build brand awareness globally.

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Strategic Marketing:   Known for product excellence across sport categories, Wilson is establishing a cohesive brand identity that sources and amplifies brand equity from each categories’ leadership and authenticity, effectively shifting from category marketing to brand marketing. Wilson leverages digital marketing, social media platforms, experiential concepts and collaborations with brands such as KITH to deliver authentic brand and product messaging to consumers. The digital marketing strategy combines personalized targeting, engaging content and data-driven optimization to build brand awareness and drive consumer engagement. In 2022, the brand launched a marketing program for everyone to “Live Like an Athlete,” which immediately increased the brand’s social media engagement. Wilson continues to build on this brand momentum through the Wilson Tennis 360 Softgoods strategy and a comprehensive brand campaign delivered in 2023.

Leverage the Amer Sports Platform to Scale All of Our Brands
We have laid the foundation and infrastructure to enable premium brands to thrive and scale on the Amer Sports platform. The ability for brands to chart their own consumer-centric strategies while leveraging the global scale and capabilities of our platform provides an opportunity for all our brands across each of our three segments to accelerate their growth in a profitable manner. For example, Atomic and Peak Performance have an opportunity to leverage our platform to increase their presence globally. Atomic is a leading player in winter sports as validated through the use of Atomic equipment by some of the world’s best alpine athletes, including Mikaela Shiffrin. We intend to leverage this professional brand halo to capture additional market share in the global winter sports equipment industry and further extend the Atomic brand to apparel and accessories. Given its Nordic roots, Peak Performance has a strong following within EMEA; however, there is an opportunity to expand the brand globally in the Americas, Greater China and the rest of Asia Pacific.
Corporate Information
We were incorporated as Amer Sports Management Holding (Cayman) Limited in the Cayman Islands as an exempted company with limited liability on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address

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is +1 345 945 3901. Our corporate offices are located at Siltasaarenkatu 8-10, FI-00530 Helsinki, Finland. Our telephone number at this address is +358 (0)20 712 2500. Investors should contact us for any inquiries through the address and telephone number of our corporate offices. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

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THE OFFERING
Issuer
Amer Sports, Inc.
Offering of ordinary shares
       shares.
Option to purchase additional ordinary shares
We have granted the underwriters an option to purchase up to       additional ordinary shares within 30 days of the date of this prospectus.
Ordinary shares to be issued and outstanding after this
offering
       shares (or        shares if the underwriters’ option to purchase additional shares is exercised in full).
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $       (or $       if the underwriters’ option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by us based on an assumed public offering price of $          per ordinary share, which was the last reported sale price on the NYSE on          , 2024. We intend to use the net proceeds we receive from this offering to repay outstanding borrowings under the EUR Term Loan Facility (as defined below), and any remaining net proceeds to repay a portion of our outstanding borrowings under the USD Term Loan Facility (as defined below). See “Use of Proceeds.”
Dividend policy
We have never declared nor paid any cash dividends on our ordinary shares. Our second amended and restated memorandum and articles of association permits us to pay dividends. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our Senior Facilities Agreement (as defined herein) restricts our ability to make distributions, including dividends, subject to certain exceptions.
Listing
Our ordinary shares are listed on the NYSE, under the symbol “AS.”
Risk factors
See “Risk Factors” in this prospectus and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F incorporated by reference herein and the other information included or incorporated by reference in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to        additional ordinary shares in connection with the offering.
The number of ordinary shares that will be issued and outstanding after this offering is based on 505,559,667 ordinary shares issued and outstanding as of September 30, 2024, and excludes:
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10,600,619 ordinary shares issuable on the exercise of options outstanding as of September 30, 2024, under our Employee Stock Ownership Plan 2019 (the “2019 ESOP”) with a weighted-average exercise price of $9.40 per ordinary share;

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3,323,470 ordinary shares issuable on the exercise of options outstanding as of September 30, 2024, under our Employee Stock Ownership Plan 2023 (the “2023 ESOP”) with a weighted-average exercise price of $11.68 per ordinary share;

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1,074,871 and 1,982,500 ordinary shares issuable on the vesting of restricted share units (“RSUs”) and performance share units (“PSUs”) outstanding, respectively, as of September 30, 2024, under the Amer Sports, Inc. 2024 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) with a weighted-average exercise price of $13.63 and $14.55 per ordinary share for RSUs and PSUs, respectively;

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37,410,889 ordinary shares reserved for issuance under our Omnibus Incentive Plan, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans—Existing Plans” in our Annual Report on Form 20-F incorporated by reference herein.

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SUMMARY FINANCIAL AND OTHER INFORMATION
The summary of loss and other comprehensive income and loss data for the years ended December 31, 2023, 2022 and 2021, and summary statement of financial position data as of December 31, 2023, have been derived from our audited consolidated financial statements incorporated by reference in this prospectus.
The summary of income and loss and other comprehensive income and loss data for the nine months ended September 30, 2024 and 2023, and summary statement of financial position data as of September 30, 2024, have been derived from our unaudited condensed consolidated interim financial statements incorporated by reference in this prospectus, which in the opinion of our management, include all adjustments necessary to present fairly our results of operations and financial conditions at the date and for the periods presented.
We prepare our audited consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). We prepare our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Historical results for any prior period are not necessarily indicative of results expected in any future period. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.
The following summary financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Exhibit 99.1 to our Current Report on Form 6-K as furnished to the SEC on            , 2024 (the “Third Quarter 6-K”) and our consolidated financial statements, including the notes thereto, each incorporated by reference in this prospectus.

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Summary Income (Loss) and Other Comprehensive Income and Loss Data
	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2024	2023		2023	2022	2021
	($ in millions)
Revenue	$	$		$4,368.4	$3,548.8	$3,066.5
Cost of goods sold				2,092.3	(1,785.2)	(1,560.9)
Gross profit				2,276.2	1,763.6	1,505.6
Selling, general and administrative expenses				(1,982.5)	(1,522.7)	(1,327.0)
Impairment losses				(2.4)	(201.7)	(0.7)
Other operating income				11.2	11.4	9.0
Operating profit	$	$		$302.5	$50.6	$186.9
Finance income				6.4	3.3	2.3
Finance costs				(413.4)	(236.5)	(279.0)
Loss on debt extinguishment				—	—	—
Net finance costs				(407.0)	(233.2)	(276.7)
Income (loss) before tax	$	$		$(104.6)	$(182.6)	$(89.8)
Income tax expense				(104.2)	(48.3)	(34.7)
Income (loss) from continuing operations	$	$		$(208.8)	$(230.9)	$(124.5)
Loss from discontinued operations, net of tax				—	(21.8)	(1.8)
Net income (loss)	$	$		$(208.8)	$(252.7)	$(126.3)
Net income (loss) margin			%	(4.8)%	(7.1)%	(4.1)%
Net income (loss) attributable to:
Equity holders of the company				(208.6)	(252.7)	(126.3)
Non-controlling interests				(0.2)	—	—
Net income (loss) per ordinary share
Basic				(0.54)	(0.66)	(0.33)
Diluted				(0.54)	(0.66)	(0.33)
Weighted average number of ordinary shares outstanding Basic				384,499,607	384,304,322	383,327,897
Diluted				384,499,607	384,304,322	383,327,897

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Summary Statement of Financial Position Data
	As of September 30, 2024	As of December 31, 2023
	($ in millions)
Total assets	$	$8,373.8
Total liabilities	$	$8,530.6
Total equity (deficit)	$	$(156.8)
Summary Cash Flows Data
	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2023	2022	2021
	($ in millions)
Total net cash flows from/(used in) operating activities	$	$	$199.0	$(91.7)	$268.0
Net cash flow (used in)/from investing activities	$	$	$(154.8)	$(118.6)	$295.4
Net cash flow (used in)/from financing activities	$	$	$35.0	$81.1	$(369.7)
Non-IFRS Financial Data(1)
	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2024		2023		2023	2022	2021
	($ in millions)
Constant Currency Revenue(2)	$		$		$4,403.7	$3,771.1	$2,982.9
EBITDA(3)	$		$		$523.4	$225.5	$388.7
Adjusted EBITDA(3)	$		$		$610.7	$453.0	$416.8
Adjusted EBITDA Margin(3)		%		%	14.0%	12.8%	13.6%
Adjusted net income/(loss) attributable to equity holders(4)	$		$		$(103.3)	$1.8	$(61.6)

(1)
Constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted net income/(loss) attributable to equity holders are non-IFRS financial measures. Management believes that these non-IFRS measures, together with the IFRS measures used by management, reflect how we evaluate performance and make decisions about our business. These non-IFRS measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with IFRS. For additional information about these non-IFRS measures, including a further discussion of how we utilize, and limitations of, these non-IFRS metrics, see “Presentation of Financial and Other Information—Non-IFRS Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Exhibit 99.1 to our Third Quarter 6-K and “Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F incorporated by reference in this prospectus. See below for a reconciliation of each of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted net income/(loss) attributable to equity holders to their most directly comparable financial measure calculated in accordance with IFRS.

(2)
As we are a global company, the comparability of our revenue reported in U.S. dollars is also affected by foreign-currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a result, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
measures, which are calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
(3)
We define EBITDA as net (loss)/income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense, finance costs, loss on debt extinguishment, depreciation and amortization and minus finance income, from both continuing and discontinued operations. We define Adjusted EBITDA as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.

The following table reconciles net income (loss), the most directly comparable IFRS measure, to EBITDA and Adjusted EBITDA and reconciles net income/(loss) margin, the most directly comparable IFRS measure, to Adjusted EBITDA Margin for the periods presented:
	For the Nine Months Ended September 30,			For the Year Ended December 31,
	2024	2023		2023	2022	2021
	($ in millions)
Revenue	$	$		$4,368.4	$3,548.8	$3,066.5
Net income/(loss) attributable to equity holders	$	$		$(208.6)	$(252.7)	$(126.3)
Net income/(loss) attributable to non-controlling interests				(0.2)	—	—
Income tax expense(a)				104.2	48.5	31.9
Finance costs(b)				413.4	236.0	279.3
Loss on debt extinguishment				—	—	—
Depreciation and amortization(c)				220.9	197.0	206.1
Finance income(d)				(6.4)	(3.3)	(2.3)
EBITDA	$	$		$523.4	$225.5	$388.7
Loss/(income) from discontinued operations(e)				—	19.4	(6.1)
Restructuring expenses(f)				2.3	5.8	33.6
Impairment loss on goodwill and intangible assets(g)				—	198.1	—
Expenses related to transaction activities(h)				33.9	0.3	0.6
Expenses related to certain legal proceedings(i)				3.3	3.9	—
Share-based payments(j)				47.9	—	—
Adjusted EBITDA	$	$		$610.7	$453.0	$416.8
Net (loss)/income margin			%	(4.8)%	(7.1)%	(4.1)%
Adjusted EBITDA Margin			%	14.0%	12.8%	13.6%

(a)
Includes income tax expense from discontinued operations of $      and $      for the nine months ended September 30, 2024 and 2023, respectively, and nil, $(0.2) million and $2.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)
Total interest expense on lease liabilities under IFRS 16 was $      million and $      million for the nine months ended September 30, 2024 and 2023, respectively, and $12.2 million, $8.5 million and $9.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. Includes finance costs (income) from discontinued operations of $      million and $      for the nine months ended September 30, 2024, and 2023, respectively, and nil, $0.5 million and $(0.3) million for the years ended December 31, 2023, 2022 and 2021, respectively.

(c)
Total amortization expense for right-of-use assets capitalized under IFRS 16 was $      million and $      million for the nine months ended September 30, 2024, and 2023, respectively, and $87.4 million, $73.3 million and $74.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. Includes depreciation and amortization from discontinued operations of $      and $      for the nine months ended September 30, 2024 and 2023, respectively, and nil, $2.7 million and $10.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(d)
There was no finance income from discontinued operations for periods presented.

(e)
Loss/(income) from discontinued operations before income tax expense, finance costs, depreciation and amortization and finance income.

(f)
Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.

(g)
Includes impairment losses on goodwill and intangible assets.

(h)
Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.

(i)
Includes expenses related to (1) a certain patent infringement litigation and (2) certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and this litigation expense is substantially higher than all but one other patent litigation expense in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.

(j)
Includes expenses for certain share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable.

(4)
We define Adjusted net income/(loss) attributable to equity holders as net (loss)/income attributable to equity holders of the Company, with adjustments to purchase price adjustments (“PPA”), which includes amortization and depreciation on the fair value adjustments of assets resulting from the Company’s acquisition in 2019, loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, and related income tax expense. Adjusted net income/(loss) attributable to equity holders may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted net income/(loss) attributable to equity holders for the periods presented:
	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2023	2022	2021
	($ in millions)
Net income/(loss) attributable to equity holders	$	$	$(208.6)	$(252.7)	$(126.3)
PPA(a)			42.7	42.3	49.5
Loss from discontinued operations			—	21.6	4.6
Restructuring expenses(b)			2.3	5.8	33.6
Impairment loss on goodwill and intangible assets(c)			—	198.1	—
Expenses related to transaction activities(d)			33.9	0.3	0.6
Expenses related to certain legal proceedings(e)			3.3	3.9	—
Loss on debt extinguishment			—	—	—
Share-based payments(f)			47.9	—	—
Income tax expense(g)			(24.8)	(17.5)	(23.6)
Adjusted net income/(loss) attributable to equity holders	$	$	$(103.3)	$1.8	$(61.6)

(a)
Adjustment for PPA is related to amortization and depreciation of intangible and tangible assets in connection with the acquisition and delisting of the Company in 2019.

(b)
Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.

(c)
Includes impairment losses on goodwill and intangible assets.

(d)
Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.

(e)
Includes expenses related to (1) a certain patent infringement litigation and (2) certain litigation in connection with the divestiture of a business unit. While we face such patent litigation from time to time, the magnitude of costs is rarely significant and this litigation expense is substantially higher than all but one other patent litigation expense in the last 10 years. We view expenses related to these matters as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.

(f)
Includes expenses for certain share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable. We adjust for share-based payments in our calculation of Adjusted net income/(loss) attributable to equity holders because we believe that such expenses are not

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
representative of our ongoing expenses as they relate to recognition in a single period of incentive compensation granted over a period of several fiscal years.
(g)
Includes income tax expense resulting from each adjustment as follows:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2023	2022	2021
	($ in millions)
PPA			$(10.7)	$(10.6)	$(12.4)
Loss from discontinued operations			—	0.2	(2.8)
Restructuring expenses			(0.5)	(1.5)	(8.4)
Impairment loss on goodwill and intangible assets			—	(4.7)	—
Expenses related to transaction activities			(0.8)	—	—
Expenses related to certain legal proceedings			(0.8)	(0.9)	—
Share-based payments			(12.0)	—	—
Total income tax expense	$	$	$(24.8)	$(17.5)	$(23.6)

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this prospectus, as well as the section “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F incorporated by reference in the prospectus, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our ordinary shares could decline due to any of these risks, and, as a result, you may lose all or part of your investment. See also “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Ordinary Shares and this Offering
If securities analysts cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, or if they publish negative evaluations of our ordinary shares, the price and trading volume of our ordinary shares could decline.
The trading market for our ordinary shares is expected to be influenced, in part, by the research and reports that industry or financial analysts publish about us, our business, our market and our competitors.
If one or more of the analysts covering our business downgrade their evaluations of our ordinary shares or publish inaccurate or unfavorable research about our business, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares could decline. If one or more industry or financial analysts fail to regularly publish reports on us or if one or more of these analysts cease to cover our business, we could lose visibility in the market, which in turn could cause the price or trading volume of our ordinary shares to decline.
The market price of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares in this offering.
The market price of our ordinary shares is subject to significant fluctuations and may decline below the price paid for our ordinary shares. In addition, securities markets worldwide have experienced, and are likely to continue to experience, extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the public offering price. The market price for our ordinary shares may be influenced by many factors, including the other factors described in this section and in the “Risk Factors” section of our Annual Report on Form 20-F incorporated by reference herein.
In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.
We are a foreign private issuer and, as a result, we are not subject to the U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we provide quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As a foreign private issuer within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors. Additionally, we currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:
•
the requirement of the NYSE listing rules that the compensation committee and the nominating and governance committee of the board of directors be composed entirely of independent directors;

•
the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

•
the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•
the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. You may not agree with our management’s decisions. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our ordinary shares to decline and delay the development of our products. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
Our second amended and restated memorandum and articles of association permits us to pay dividends. We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our ordinary shares but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either a profit or share premium account, provided that in no circumstances may a dividend be paid if it would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, we are governed by the laws of the Cayman Islands and our second amended and restated memorandum and articles of association, under which there is no minimum mandatory dividend payable to our shareholders and no established periodicity for the distribution of dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. See “Dividend Policy.”
Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have       ordinary shares issued and outstanding based on the number of ordinary shares issued and outstanding as of September 30, 2024. This includes the ordinary shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by persons otherwise restricted from selling. In connection with this offering, our officers and directors and certain of our shareholders have entered into lock-up agreements with the underwriters that restrict their ability to transfer their shares without prior written consent of BofA Securities, Inc.       for       days after the date of this prospectus. However, the lock-up agreements include customary exceptions, and the representatives of the underwriters may release some or all of the ordinary shares subject to lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market, subject to any restrictions under securities laws.
Moreover, holders of an aggregate of 429,341,145 of our ordinary shares have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We have also filed a registration statement on Form S-8 covering all ordinary shares that we may issue under our equity compensation plans, and such shares may be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.
Our second amended and restated memorandum and articles of association designates the Grand Court of the Cayman Islands as the exclusive forum for substantially all disputes between us and our shareholders, and the federal district court as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, the Exchange Act or other securities laws, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our second amended and restated memorandum and articles of association provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
any right, obligation or remedy under, any provision of the Companies Act of the Cayman Islands (the “Companies Act”), our second amended and restated memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our second amended and restated memorandum and articles of association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.
Our second amended and restated memorandum and articles of association also provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or other securities laws. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder.
These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our second amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our second amended and restated memorandum and articles of association and by the laws of the Cayman Islands. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, following a declaration being made pursuant to the Articles of Association of the Company, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Annual Report on Form 20-F incorporated by reference herein.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our second amended and restated memorandum and articles of association, by the Companies Act and the common law of the Cayman Islands. The rights of shareholders

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.
Specifically, subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. Further, while Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a corporate reorganization (approved by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Companies Act does provide a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on the fair value of such shares within the time limits prescribed by the Companies Act.
In addition, shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion. U.S. civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
U.S. civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and the majority of our operations and current assets are conducted and located outside the United States. Most of our directors and executive officers reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
the strength of our brands;

•
changes in market trends and consumer preferences;

•
intense competition that our products, services and experiences face;

•
harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders;

•
reliance on technical innovation and high-quality products;

•
general economic and business conditions worldwide, including due to inflationary pressures;

•
the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers;

•
ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform;

•
our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may direct divert our operational, managerial and administrative resources;

•
our international operations, including any related to political uncertainty and geopolitical tensions;

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our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions;

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our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy

•
the cost of raw materials and our reliance on third-party manufacturers;

•
our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers;

•
climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto;

•
changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations;

•
ability to obtain approvals from PRC authorities to list or remain listed on the U.S. exchanges and offer securities in the future;

•
ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes;

•
ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
security breaches or other disruptions to our IT systems;

•
our reliance on a large number of complex IT systems;

•
changes in government regulation and tax matters;

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our ability to remediate our material weakness in our internal control over financial reporting;

•
our relationship with ANTA Sports;

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our expectations regarding the time during which we will be a foreign private issuer; and

•
other risk factors discussed under “Risk Factors” in this prospectus and in the Annual Report on Form 20-F incorporated by reference herein.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that the net proceeds to us from the offering will be approximately $      (or $      if the underwriters’ option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by us based on an assumed public offering price of $     per ordinary share, which was the last reported sale price on the NYSE on            , 2024. We intend to use the net proceeds we receive from this offering to repay outstanding borrowings under the EUR Term Loan Facility (as defined below), and any remaining net proceeds to repay a portion of our outstanding borrowings under the USD Term Loan Facility (as defined below).
Each $1.00 increase (decrease) in the assumed public offering price per ordinary share would increase (decrease) our net proceeds by $     , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting estimated underwriting discounts and commissions and offering expenses. Similarly, each increase (decrease) of 1,000,000 ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $     , assuming the assumed public offering price per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses.
Our Euro denominated term loan facility (the “EUR Term Loan Facility”) and our U.S. dollar denominated term loan facility (the “USD Term Loan Facility”) mature on February 16, 2031 and bear interest at a rate per annum equal to (i) EURIBOR, plus an applicable margin, in the case of the EUR Term Loan Facility, and (ii) at the option of the Company, either (x) a term SOFR-based rate or (y) a U.S. dollar base rate, in the case of the USD Term Loan Facility.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We have never declared nor paid any cash dividends on our ordinary shares. Our second amended and restated memorandum and articles of association permits us to pay dividends. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends but our board of directors may choose to do so at any point if it is in the best interests of the Company and our shareholders. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our existing indebtedness restricts our ability to make distributions, including dividends, subject to certain exceptions. See “Item 5. Operating and Financial Review and Prospects—Indebtedness” in our Annual Report on Form 20-F incorporated by reference herein.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The table below sets forth our cash and cash equivalents and total capitalization as of September 30, 2024:
•
on an actual basis; and

•
on an as adjusted basis to give effect to our sale of the ordinary shares in the offering based on an assumed public offering price of $      per ordinary share, which was the last reported sale price on the NYSE on           , 2024, and the application of proceeds therefrom as described under “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and the related notes, “Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Exhibit 99.1 to our Third Quarter Form 6-K, each incorporated by reference in this prospectus.
As of September 30, 2024
	Actual	As Adjusted
($ in millions)
Cash and cash equivalents	$	$
Debt
Revolving Credit Facility
USD Term Loan Facility
EUR Term Loan Facility
6.750% Senior Secured Notes due 2031
Other debt
Share capital
Ordinary shares, EUR 0.0300580119630888 par value; 2,495,175,000 shares authorized, 505,559,667 issued and outstanding, actual, issued and outstanding, as adjusted
Reserves
Equity (deficit) attributable to equity holders
Non-controlling interests
Total equity
Total capitalization	$	$
The number of ordinary shares that will be issued and outstanding after this offering is based on 505,559,667 ordinary shares outstanding as of September 30, 2024, and excludes:
•
10,600,619 ordinary shares issuable on the exercise of options outstanding as of September 30, 2024, under our 2019 ESOP with a weighted-average exercise price of $9.40 per ordinary share;

•
3,323,470 ordinary shares issuable on the exercise of options outstanding as of September 30, 2024, under our 2023 ESOP with a weighted-average exercise price of $11.68 per ordinary share;

•
1,074,871 and 1,982,500 ordinary shares issuable on the vesting of RSUs and PSUs outstanding, respectively, as of September 30, 2024, under our Omnibus Incentive Plan with a weighted-average exercise price of $13.63 and $14.55 per ordinary share for RSUs and PSUs, respectively; and

•
37,410,889 ordinary shares reserved for issuance under our Omnibus Incentive Plan, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans—Existing Plans” in our Annual Report on Form 20-F incorporated by reference herein.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our ordinary shares and the as adjusted net tangible book value per share of our ordinary shares immediately after this offering.
At September 30, 2024, we had a net tangible book value of $      million, corresponding to a net tangible book value of $      per ordinary share. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. Net tangible book value per ordinary share represents net tangible book value divided by 505,559,667, the total number of our ordinary shares outstanding at September 30, 2024.
After giving effect to the sale by us of the                 ordinary shares offered by us in the offering and the use of proceeds therefrom at an assumed public offering price of $      per ordinary share, which was the last reported sale price of our ordinary shares on the NYSE at        , 2024, after deducting the underwriting discounts and commissions and offering expenses payable by us, our adjusted net tangible book value estimated at September 30, 2024 would have been $      million, representing $      per ordinary share. This represents an immediate increase in net tangible book value of $      per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $      per ordinary share to new investors purchasing ordinary shares in this offering.
The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.
Assumed public offering price per ordinary share		$
Net tangible book value per ordinary share at September 30, 2024	$
Increase in net tangible book value per ordinary share attributable to new investors
As adjusted net tangible book value per ordinary share at September 30, 2024 after giving effect to this offering
Dilution per ordinary share to new investors		$
The dilution information discussed above is illustrative only and may change based on the actual public offering price. A $1.00 increase (decrease) in the assumed public offering price of $      per ordinary share, the last reported sale price of our ordinary shares on the NYSE on        , 2024, would increase (decrease) the immediate dilution to new investors by $1.00 per ordinary share.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
TAXATION
The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax.
There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following section is the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares acquired pursuant to this offering. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.
This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
certain financial institutions;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities classified as partnerships or S corporations for U.S. federal income tax purposes;

•
persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
real estate investment trusts or regulated investment companies;

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•
persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares.
This section is based on the Code, administrative pronouncements, judicial decisions, final, and temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, and who is:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Taxation of Distributions
We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Subject to certain holding-period requirements, for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. However, such long-term capital gain rate would not be applicable if we are treated as a passive foreign investment company in respect of the relevant U.S. Holder for the taxable year in which dividends are paid or the immediately preceding taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
Sale or Other Disposition of Ordinary Shares
Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.- source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.
Based on our current operations and the composition of our income and assets, we believe we were not a PFIC in 2023 and we do not expect to be a PFIC for our 2024 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2024 or any future taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2024 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its ordinary shares.
If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC for any year, a U.S. Holder may be subject to the adverse consequences for any gain or excess distributions in respect of any lower-tier PFICs that we own.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Our ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election is unlikely available in respect of any lower-tier PFICs that we own unless the shares of such lower-tier PFICs are considered “marketable.” Accordingly, if we are treated as a PFIC, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.
In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Reporting with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares by filing an IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file an IRS Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. BofA Securities, Inc. and are the representatives of the underwriters.
Underwriters	Number of Ordinary Shares
BofA Securities, Inc.

Total
The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to purchase up to an additional              ordinary shares from the Company. They may exercise that option for 30 days from the date of this prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.
The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ordinary shares.
	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$
Ordinary shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per ordinary share from the public offering price. After the offering of the ordinary shares, the representatives may change the public offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any of our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (the “Lock-Up Securities”), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, or publicly disclose the intention to undertake any of the foregoing in clause (i) or (ii), whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise, without the prior written consent of BofA Securities, Inc., for a period of        days after the date of this prospectus (the “Lock-Up Period”).
The restrictions set forth above applicable to us are subject to specified exceptions, including:
(1)
the ordinary shares to be sold hereunder,

(2)
any ordinary shares or any securities or other awards convertible into, exercisable for, or that represent the right to receive, shares of ordinary shares pursuant to any employee stock

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement,
(3)
grants or settlement of options, restricted stock units or other equity or equity-based awards or restricted shares to officers, directors, employees and consultants of the Company or its subsidiaries in accordance with the terms of the 2019 ESOP, 2023 ESOP and Omnibus Incentive Plan or the issuance by us of ordinary shares upon the exercise of such instruments (including by way of “net” or “cashless” exercise),

(4)
the filing of any registration statement on Form S-8 or a successor form relating to the securities granted or to be granted pursuant to the 2019 ESOP, 2023 ESOP and Omnibus Incentive Plan or any assumed incentive compensation plans or agreements pursuant to an acquisition or similar strategic transaction,

(5)
the offer or issuance of ordinary shares in connection with an acquisition, joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, business property or other assets of another person or entity or pursuant to any employee benefit plan as assumed by us in connection with any such acquisition, provided that the aggregate number of ordinary shares that we may offer or issue pursuant to this clause (6) shall not exceed 5% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering and any recipient of ordinary shares pursuant to clause (6) shall be bound by a lock-up agreement,

(6)
the confidential submission with the Commission of a registration statement by the Company under the Act relating to any Lock-Up Securities; provided that, with respect to this clause (7), (i) no public filing with the Commission or any other public announcement may be made during the Lock-Up Period in relation to such registration, (ii) the Representatives must have received prior written notice from the Company of a confidential submission of a registration statement with the Commission during the Lock-Up Period at least seven business days prior to such submission and (iii) such registration shall not result in an offer, sale, contract to sell, pledge, option to purchase, short sale or other transfer or disposition of, directly or indirectly, any Lock-Up Securities, or

(7)
the facilitation of establishing a trading plan for any officers or directors of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Securities during the Lock-Up Period, provided that no public announcement, report or filing under the Exchange Act or otherwise is required of or will be voluntarily made by the Company, or any such officer or director, during the Lock-Up Period regarding the establishment of such plan.

Our officers and directors (each such person, a “lock-up party”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, may not (and may not cause any of their direct or indirect affiliates to) (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any of the Lock-Up Securities, including without limitation any such Lock-Up Securities now owned or hereafter acquired by such lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our ordinary shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) of this paragraph, in each case without the prior written consent of BofA Securities, Inc., for the duration of the Lock-Up Period.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
The restrictions set forth above applicable to any lock-up parties are subject to specified exceptions, including:
(a)
transfer of the Lock-Up Securities

(i)
as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes,

(ii)
upon death by will, testamentary document or intestate succession,

(iii)
if the lock-up party is a natural person, to any member of the lock-up party’s immediate family (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust,

(iv)
to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(v)
to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above,

(vi)
if the lock-up party is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders,

(vii)
by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other court or regulatory agency order,

(viii)
to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee,

(ix)
if the lock-up party is not an officer or director of the Company, in connection with a sale of ordinary shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering, or

(x)
to the Company in connection with the vesting, exercise or settlement of options, warrants or other rights to purchase ordinary shares (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the Lock-Up Period, including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of the vesting, exercise or settlement of such options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described or incorporated by reference herein, provided that any securities received upon such vesting, exercise, settlement or conversion shall be subject to the terms of the lock-up agreement.

provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv), (v) and (vi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
lock-up agreement, (C) in the case of clauses (a)(i), (ii), (iii), (iv) and (v) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(vi), (vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clause (a)(vi) and (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement;
(b)
entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the Lock-Up Securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be required or shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period;

(c)
transfer of the Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s share capital involving a Change of Control of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of share capital if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lock-Up Securities shall remain subject to the provisions of the lock-up agreement; and

(d)
any demands or requests for, exercise of any right with respect to, or any action in preparation of the registration by the Company under the Securities Act of the Lock-Up Securities or other securities; provided that (i) no public filing with the SEC or any other public announcement may be made during the Lock-Up Period in relation to such registration, (ii) BofA Securities, Inc. must have received prior written notice from the Company and/or the lock-up party of a confidential submission of a registration statement with the SEC during the Lock-Up Period at least seven business days prior to such submission and (iii) no transfers of any Lock-Up Securities or other securities of the Company may be made prior to the expiration of the Lock-Up Period.

Our ordinary shares are listed on the NYSE under the symbol “AS”.
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. An affiliate of BofA Securities, Inc. has and may continue to act as a lender under the Company’s EUR Term Loan Facility, USD Term Loan Facility and revolving credit facility.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each an “EEA State”), no ordinary shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the Shares at any time under the following exemptions under the EU Prospectus Regulation:

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In relation to the United Kingdom, no ordinary shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of the ordinary shares at any time under the following exemptions under the UK Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or;

•
in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

provided that no such offer of the ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.
For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
France
Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
relating to the ordinary shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the ordinary shares to the public in France.
Such offers, sales and distributions will be made in France only:
(a)
to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or-3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ordinary shares, or distribution of a prospectus or any other offering material relating to the ordinary shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ordinary shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ordinary shares, and (ii) that it will distribute in Germany any offering material relating to the ordinary shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Italy
The offering of ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ordinary shares may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (“Decree No. 58”), and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other documents relating to the ordinary shares in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ordinary shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ordinary shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ordinary shares being declared null and void and in the liability of the intermediary transferring the ordinary shares for any damages suffered by such non-qualified investors.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Switzerland
The ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ordinary shares have been or will be approved by any Swiss regulatory authority.
Hong Kong
The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Israel
In the State of Israel, the ordinary shares offered hereby may not be offered to any person or entity other than the following:
•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ordinary shares.
Accordingly, the ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and

Confidential Treatment Requested by Amer Sports, Inc.
Pursuant to 17 C.F.R. Section 200.83
otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred en bloc without subdivision to a single investor.
People’s Republic of China
This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ordinary shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

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Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except:
(1)
to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA),

(2)
where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets),

(3)
where no consideration is or will be given for the transfer,

(4)
where the transfer is by operation of law,

(5)
as specified in Section 276(7) of the SFA or

(6)
as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
United Arab Emirates
The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

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EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fee		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*

*
To be furnished by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

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LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Latham & Watkins LLP.
EXPERTS
Our consolidated financial statements as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, have been incorporated by reference herein in reliance upon the report of KPMG AB (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The registered business address of KPMG is Vasagatan 16, 111 20 Stockholm, Sweden.
ENFORCEABILITY OF CIVIL LIABILITIES
Our company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide less protection for investors as compared to the United States. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.
The majority of our operations and current assets are conducted and located outside the United States. The majority of the directors and executive officers of the Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.
Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the United States courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the securities laws of the United States or the securities laws of any state in the United States.
We have been advised by our Cayman Islands counsel Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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WHERE YOU CAN FIND MORE INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at www.amersports.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.
INFORMATION INCORPORATED BY REFERENCE
The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below (including any exhibits, except where otherwise noted):
•
our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on March 18, 2024;

•
our Current Report on Form 6-K furnished on February 12, 2024, our Current Report on Form 6-K furnished on May 21, 2024 (Film No. 24970633), which includes our unaudited financial results for the three months ended March 31, 2024 and 2023, respectively; our Current Report on Form 6-K furnished on August 20, 2024 (Film No. 241224800), which includes our unaudited financial results for the three and six months ended June 30, 2024 and 2023, respectively, and our Current Report on Form 6-K furnished on          , 2024 (Film No.          ), which includes our unaudited financial results for the three and nine months ended September 30, 2024 and 2023, respectively; and

•
the description of our ordinary shares contained in Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed on March 18, 2024, including all amendments and reports filed for the purpose of updating such description.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

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Amer Sports, Inc.
Cricket Square, Hutchins Drive,
P.O. Box 2681,
Grand Cayman, KY1-1111,
Cayman Islands
+1 345 945 3901
We maintain an internet site at http://www.amersports.com. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

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                 Shares
Amer Sports, Inc.
Ordinary Shares

PROSPECTUS

BofA Securities
           , 2024

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PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands’ laws do not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or the consequences of committing a crime.
Our second amended and restated memorandum and articles of association permits indemnification of our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.
We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.
The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. The information below is presented before giving effect to the Reclassification and the Share Split.
(a)   Issuances of Share Capital
On February 28, 2022, we (i) entered into a share subscription agreement with JVCo, pursuant to which (a) JVCo subscribed for 115,220,744 of our class A voting shares in exchange for 100% of the shares it held in our wholly owned subsidiary, Amer Sports HK and (b) the assumption by us of the obligations under Shareholder Loan 1 and Shareholder Loan 2 and (ii) entered into a share subscription agreement with the Co-Invest, pursuant to which the Co-Invest subscribed for 352,193 of our class B non-voting shares in exchange for (a) a per share price of EUR 4.61 per share and (b) advances under Co-Invest Loan 1 and Co-Invest Loan 2, the proceeds of which were equal to EUR 29.68 per share.
(b)   Stock Option Grants
From January 1, 2021 to February 5, 2024, we have granted options to purchase an aggregate of 10,900,619 class B non-voting shares (net of forfeitures), at a weighted-average exercise price of $9.36 per share, to employees pursuant to our 2019 ESOP and we have granted options to purchase an aggregate of 3,323,470 class B non-voting shares (net of forfeitures), at a weighted-average exercise price of $11.68 per

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share, to employees pursuant to our 2023 ESOP. Immediately prior to the completion of the Company’s initial public offering, the Company redesignated and reclassified each of the issued and outstanding class B non-voting shares into a single class of ordinary shares.
From February 5, 2024 to September 30, 2024, we have granted (i) an aggregate of 1,101,085 RSUs, at a weighted-average exercise price of $13.63 per share, to employees pursuant to our 2024 Omnibus Incentive Plan and (ii) an aggregate of 2,012,596 PSUs, at a weighted-average exercise price of $14.55 per share, to employees pursuant to our 2024 Omnibus Incentive Plan.
The offers, sales and issuances of the securities described above were exempt from registration either (i) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States or (ii) under Section 4(a)(2) of the Securities Act in transactions did not involve any public offering.
Item 8.   Exhibits and Financial Statement Schedules
Exhibits
The Exhibit index attached hereto is incorporated herein by reference.
Financial Statement Schedules
All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.
Item 9.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX
The following documents are filed as part of this registration statement:
1.1*	Form of Underwriting Agreement.
3.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
5.1*	Opinion of Conyers Dill & Pearman, as to the validity of the ordinary shares.
10.1	Business Cooperation Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
10.2	Board Nomination Agreement, dated as of February 5, 2024, between Amer Sports, Inc. and Anamered Investments Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
10.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 4, 2024).
10.4	Registration Rights Agreement, dated as of February 5, 2024 (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
10.5	Master Business Services Agreement, dated as of February 5, 2024, between ANTA Sports Products Limited and Amer Sports, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
10.6	Amended and Restated Senior Facilities Agreement, dated as of July 17, 2023, by and among Amer Sports Holding 1 Oy, Amer Sports Holding Oy and Amer Sports Canada Inc., the lead arrangers party thereto, J.P. Morgan SE as agent and Wilmington Trust (London) Limited as security agent (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 4, 2024).
10.7+	Amer Sports, Inc. 2019 Stock Option Plan Rules (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 4, 2024).
10.8+	Amer Sports, Inc. 2023 Stock Option Plan Rules (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 4, 2024).
10.9+	Amer Sports, Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on February 1, 2024).
10.10	Form of Master Distributor Agreement between Amer Sports Malaysia SDN BHD and Avid Sports Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 4, 2024).
10.11	Senior Secured Credit Agreement, dated as of February 16, 2024, between Amer Sports, Inc. as Parent Guarantor, Amer Sports Corporation, Amer Sports Company, Amer Sports Canada Inc., Amernet Holding Sverige AB and Amer Sports Holding GmbH as Borrowers, J.P. Morgan Chase Bank, N.A. as Administrative Agent, J.P. Morgan SE as Swingline Lender and Wilmington Trust (London) Limited as Collateral Agent (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
10.12	Indenture, dated as of February 16, 2024, between Amer Sports Company as the Issuer, The Bank of New York Mellon as Trustee and Wilmington Trust (London) Limited as Notes Collateral Agent (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2024).
23.1*	Consent of KPMG AB.

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23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
24.1*	Powers of Attorney (included on signature page to the registration statement).
107*	Filing Fee Table

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki on           , 2024.
Amer Sports, Inc.
By:

Name:  Jie (James) Zheng
Title:    Chief Executive Officer and Director
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew E. Page and Jutta Karlsson and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on           , 2024 in the capacities indicated:
Name	Title
Jie (James) Zheng	Chief Executive Officer and Director (principal executive officer)
Andrew E. Page	Chief Financial Officer (principal financial officer and principal accounting officer)
Mingwei Bi	Director
Shizhong Ding	Director and Chair
Bruno Sälzer	Director
Catherine (Trina) Spear	Director
Frank K. Tang	Director
Tak Yan (Dennis) Tao	Director

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Name	Title
Carrie Teffner	Director
Dennis J. (Chip) Wilson	Director
Ling Xiong	Director
Kin Wah Stephen Yiu	Director

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SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE
Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Amer Sports, Inc., has signed this registration statement or amendment thereto on           , 2024.
Authorized U.S. Representative
By:

Name:  Andrew E. Page
Title:    Chief Financial Officer